UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: November 25, 2008
Commission file number 1- 32479
TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
4th Floor
Belvedere Building
69 Pitts Bay Road
Hamilton, HM08 Bermuda
(Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐	No ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐	No ☑
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Item 1 — Information Contained in this Form 6-K Report
Attached as Exhibit I is a copy of an announcement of Teekay LNG Partners L.P. dated November 25, 2008.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.
Date: November 25, 2008	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY LNG PARTNERS L.P. 4th Floor, Belvedere Building, 69 Pitts Bay Road Hamilton, HM 08, Bermuda
NEWS RELEASE

TEEKAY LNG PARTNERS REPORTS
RESTATED HISTORICAL RESULTS

Highlights
•	Teekay LNG has completed its previously announced financial restatement.

•	As anticipated, there is no impact on the Partnership’s previously reported distributable cash flow, liquidity or cash distributions in any period.

•	All restatement adjustments are non-cash in nature and do not affect the economics of the Partnership.

•	The Partnership will host a conference call on Tuesday, November 25, 2008 to discuss its restated results and key elements of its financial position and outlook.
Hamilton, Bermuda, November 25, 2008 — Teekay LNG Partners L.P. (Teekay LNG or the Partnership) (NYSE: TGP) today reported that it has restated its previously reported financial results, including results for fiscal years 2003 through 2007 and the first and second quarters of 2008, to adjust for:
•	its accounting treatment for its derivative transactions under the Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging (SFAS 133), as more fully discussed below under “Restatement for Accounting under SFAS 133”;

•	its accounting treatment for certain vessels it acquired from Teekay Corporation (Teekay) subsequent to the Partnership’s May 2005 initial public offering, whereby the Partnership’s financial statements have been retroactively adjusted to include the historical results of the vessels from the date they were originally acquired by Teekay and began operating, as more fully discussed below under “Restatement for Changes to Accounting for Dropdown Transactions”; and

•	its financial statement presentation for the Partnership’s interests in the RasGas joint ventures, whereby certain assets and liabilities have been grossed-up for accounting presentation purposes, as more fully discussed below under “Restatement for Gross-up Presentation of RasGas Joint Ventures and Other.”
“It is important to emphasize that all of the restatement adjustments have no impact on the Partnership’s distributable cash flow(1), liquidity or cash distributions in any period,” stated Peter Evensen, Chief Executive Officer of Teekay GP LLC, the Partnership’s general partner. “Any adjustments to the Partnership’s financial statements are due to changes in accounting treatment only and have no impact on the economics of the Partnership or its actual cash flows.”
Mr. Evensen continued, “Any adjustments to net income resulting from the change in the Partnership’s accounting treatment for hedge transactions are exclusively due to unrealized gains or losses as a result of the change in the mark-to-market value of our hedging instruments at the end of each reporting period, which have no cash impact. Additional adjustments, which came into scope as a result of the Partnership’s detailed and thorough restatement audit, also have no cash impact. The change to our accounting treatment for vessel dropdowns simply means that vessels acquired from Teekay are now reflected in the Partnership’s comparative historical financial statements for periods prior to the Partnership’s actual acquisition of the vessels as if they had been acquired by the Partnership at the time of their original purchase by Teekay. This adjustment has no impact on the Partnership’s financial results subsequent to the date the vessels were acquired by the Partnership. Finally, any gross-up of assets and liabilities related to the Partnership’s RasGas joint venture interests does not impact partners’ equity or net income and does not result in any change to the Partnership’s net exposure in these joint ventures.”

(1)	Distributable cash flow is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please see Appendix A to this release for a reconciliation of this non-GAAP measure to the most directly comparable GAAP financial measure.
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A summary of financial information reflecting the restatement adjustments for the three and six months ended June 30, 2008 and 2007 and the three months ended March 31, 2008 is presented below. Appendix B to this release provides a summary of the impact of the restatements on reported net income for the fiscal years ended December 31, 2003 through 2007. Please see “Information on SEC Filings” below for information about the Partnership’s upcoming filings with the U.S. Securities and Exchange Commission (SEC) relating to the restatements.
Summary of Restated Second Quarter 2008 Results
Since the restatement adjustments are all non-cash in nature, they have not impacted the Partnership’s distributable cash flow(1) or cash distributions. During the three months ended June 30, 2008, the Partnership generated $24.4 million of distributable cash flow, an increase from $22.2 million for the same quarter last year. For the quarter ended June 30, 2008, the Partnership raised its quarterly cash distribution by approximately four percent to $0.55 per unit from $0.53 per unit in the previous quarter. This increase reflects the acquisition of the two Kenai LNG carriers on April 1, 2008. This cash distribution was paid on August 14, 2008 to all unitholders of record on August 7, 2008.
On November 3, 2008, the Partnership declared a cash distribution of $0.57 per unit for the quarter ended September 30, 2008, an increase of $0.02 per unit, or four percent, from the previous quarter. This distribution increase reflects the contribution from the Partnership’s joint venture interest in four RasGas 3 LNG carriers delivered between May and July of 2008. This cash distribution was paid on November 14, 2008 to all unitholders of record on November 7, 2008.
The effect of the accounting adjustments noted above on previously reported net income for the three and six months ended June 30, 2008 and 2007 and for the three months ended March 31, 2008 is summarized in the table below. The results of vessels acquired from Teekay relating to the periods prior to their acquisition by the Partnership are referred to herein as the Dropdown Predecessor.
Net Income (Loss)

	Three Months Ended			Six Months Ended
	June 30, 2008	March 31, 2008	June 30, 2007	June 30, 2008	June 30, 2007
(in thousands of US dollars)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

As Previously Reported	$7,634	$(25,000)	$2,461	$(17,366)	$3,863
Adjustments:
Derivative Instruments (2)	22,784	(17,785)	39,241	4,999	45,216
Dropdown Predecessor (3)	—	895	—	895	—
Gross-up Presentation and Other (4)	1,298	(333)	(277)	965	(1,189)

As Restated	$31,716	$(42,223)	$41,425	$(10,507)	$47,890

For the three months ended June 30, 2008, the Partnership now reports net income of $31.7 million, compared to net income of $41.4 million for the same period last year. Net income for the three months ended June 30, 2008 and 2007 includes unrealized foreign currency translation losses of $29,000 and $5.7 million, respectively, which primarily relate to long-term debt denominated in Euros. Net income for the three months ended June 30, 2008 and 2007 also includes non-cash net gains of $19.8 million and $34.9 million, respectively, relating primarily to changes in fair value of derivative instruments not qualifying for hedge accounting and the accounting consolidation of interests in the two Tangguh LNG newbuilding carriers (which the Partnership has not yet acquired) and in the four RasGas 3 LNG carriers (which the Partnership acquired on May 6, 2008).
For the six months ended June 30, 2008, the Partnership now reports a net loss of $10.5 million, compared to net income of $47.9 million for the same period last year. Net income for the six months ended June 30, 2008 and 2007 includes unrealized foreign currency translation losses of $33.9 million and $10.5 million, respectively, which primarily relate to long-term debt denominated in Euros. Net income for the six months ended June 30, 2008 and 2007 also includes a non-cash net loss of $1.3 million and a non-cash net gain of $37.7 million, respectively, relating primarily to changes in fair value of derivative instruments not qualifying for hedge accounting and the accounting consolidation of interests in the Tangguh and RasGas 3 LNG carriers.

(1)	Distributable cash flow is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please see Appendix A to this release for a reconciliation of this non-GAAP measure to the most directly comparable GAAP financial measure.

(2)	Please refer to “Restatement for Accounting under SFAS 133” included in this release.

(3)	Please refer to “Restatement for Changes to Accounting for Dropdown Transactions” included in this release.

(4)	Please refer to “Restatement for Gross-up Presentation of RasGas Joint Ventures and Other” included in this release.
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Further Information Regarding Restatement Items
Restatement for Accounting under SFAS 133
On August 7, 2008, the Partnership announced that it would restate its historical financial statements to adjust its accounting treatment for its derivative transactions under SFAS 133. This restatement adjusts for the Partnership’s interest rate swap agreements and profit sharing swap agreement that did not qualify for hedge accounting treatment under SFAS 133 as aspects of the Partnership’s hedge documentation did not meet the strict technical requirements of the standard.
Accordingly, the Partnership has now recognized the changes in the fair value of these derivatives through the statement of income (loss) rather than directly to partners’ equity on the balance sheet. This restatement, which is non-cash in nature, has resulted in adjustments to Teekay LNG’s previously reported net income, but does not affect the economics of any hedging transactions or have any impact on the Partnership’s previously reported distributable cash flow, liquidity or cash distributions. The Partnership believes that the applicable derivative transactions were consistent with its risk management policies and that its overall hedging strategy continues to be sound.
The Partnership has discontinued the use of hedge accounting for its interest rate swap agreements and the profit sharing swap agreement. As a result, the unrealized gains and losses due to the change in the fair values of these derivative instruments will be reflected as increases or decreases to the Partnership’s voyage revenues, interest expense and interest income going forward. This change will not impact the economics of hedging transactions nor the Partnership’s distributable cash flow, liquidity or cash distributions in any future period.
Restatement for Changes to Accounting for Dropdown Transactions
Subsequent to the release of its preliminary second quarter financial results, the Partnership reviewed and revised its accounting treatment for certain vessels acquired through dropdown transactions from Teekay. The Partnership has historically accounted for the acquisition of vessel interests from Teekay as asset acquisitions (rather than business acquisitions) and recorded the financial results of these vessels commencing from the date the vessels were acquired by Teekay LNG.
Although substantially all of the value relating to these transactions is attributable to the vessels and associated contracts, the Partnership has now determined that these related-party vessel acquisitions should have been accounted for as business acquisitions (rather than asset acquisitions) under the provision of the Statement of Financial Accounting Standards No. 141, Business Combinations (SFAS 141). Under SFAS 141, business acquisitions for entities under common control which have begun operations are required to be accounted for in a manner whereby the Partnership’s financial statements are retroactively adjusted to include the historical results of the acquired vessels from the date the vessels were originally under the control of Teekay.
Accordingly, the Partnership has recast its historical financial results, including results for the quarters ended March 31 and June 30, 2008 and the fiscal years ended December 31, 2003 through 2007. The table below lists the seven vessels acquired by Teekay LNG subsequent to the Partnerships’ May 2005 initial public offering that formerly operated under Teekay.

Vessel	Dropdown Predecessor Period

African Spirit	November 10, 2003 to November 22, 2005
European Spirit	September 26, 2003 to November 22, 2005
Asian Spirit	January 5, 2004 to November 22, 2005
Granada Spirit	December 6, 2004 to May 9, 2005
Dania Spirit	April 1, 2003 to December 31, 2006
Polar Spirit	December 13, 2007 to March 31, 2008
Arctic Spirit	December 14, 2007 to March 31, 2008
The retroactive adjustments to reflect the results of the Dropdown Predecessor have resulted in changes to Teekay LNG’s previously reported net income and total partners’ equity. As they are non-cash in nature, these adjustments have not resulted in changes to the Partnership’s previously reported distributable cash flow, liquidity or cash distributions. The Dropdown Predecessor adjustments have no effect on the previously reported net income for the three months ended June 30, 2008, or partners’ equity as at June 30, 2008.
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Restatement for Gross-up Presentation of RasGas Joint Ventures and Other
Subsequent to the release of its preliminary second quarter financial results, the Partnership reviewed and revised its financial statement presentation for debt and interest rate swap agreements related to its joint venture interests in the three RasGas II and four RasGas 3 LNG carriers. As a result, certain of the Partnership’s assets and liabilities have been grossed up for accounting presentation purposes. These adjustments, which do not affect the Partnership’s net income, distributable cash flow, liquidity, cash distributions or partners’ equity in any period, are described below. All RasGas II and RasGas 3 carriers have now been delivered and are currently operating under long-term, fixed-rate contracts.
In January 2006, the Partnership entered into a sale and 30-year leaseback arrangement pertaining to shipbuilding contracts for its 70 percent interest in the three RasGas II LNG carriers. In accordance with Emerging Issues Task Force Issue 97-10, The Effect of Lessee Involvement in Asset Construction, the Partnership has now recorded on its December 31, 2006 balance sheet the accumulated construction cost of these vessels and related capital lease obligations for the period subsequent to the RasGas II sale-leaseback transaction as the Partnership retained certain construction period risks. This adjustment does not impact the accounting treatment for these vessels in any period following their delivery in the first quarter of 2007. The Partnership has restated its consolidated balance sheet as at December 31, 2006 to record the accumulated cost of approximately $295 million for these vessels under construction, and related capital lease obligations.
Through a wholly-owned subsidiary, the Partnership owns a 40 percent interest in the four RasGas 3 LNG carriers. The joint venture partner, a wholly-owned subsidiary of Qatar Gas Transport Company, owns the remaining 60 percent interest. Both wholly-owned subsidiaries are joint and several co-borrowers with respect to the RasGas 3 term loan and related interest rate swap agreements. Previously, the Partnership recorded 40 percent of the RasGas 3 term loan and interest rate swap obligations in its financial statements. The Partnership has now made adjustments to its balance sheet to reflect 100 percent of the RasGas 3 term loan and interest rate swap obligations, as well as offsetting increases in assets, for the fourth quarter of 2006 through the second quarter of 2008. As the Partnership is a joint and several borrower, it has also made adjustments to its statements of income (loss) to reflect 100 percent of the interest expense on the RasGas 3 term loan with an offsetting amount to interest income from its advances to the joint venture. These RasGas 3 adjustments do not result in any increase to the Partnership’s net exposure in the joint ventures.
The Partnership has also restated certain other items primarily relating to amounts attributable to non-controlling interests.
Information on SEC Filings
More detailed financial information relating to the restatements will be included in the amended Form 20-F/A for the fiscal year ended December 31, 2007 (certain financial information will be included for annual fiscal periods from 2003 through 2007), in the amended Form 6-K/A for the quarter ended March 31, 2008 and in the Form 6-K for the quarter ended June 30, 2008, which the Partnership expects to file with or furnish to, as applicable, the SEC and make available on its website at www.teekaylng.com no later than December 5, 2008. For a summary of the impact of the restatement on reported net income for the fiscal years ended December 31, 2003 through 2007, please refer to Appendix B of this release.
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About Teekay LNG Partners L.P.
Teekay LNG Partners L.P. is a publicly-traded master limited partnership formed by Teekay Corporation (NYSE: TK) as part of its strategy to expand its operations in the LNG and LPG shipping sectors. Teekay LNG Partners L.P. provides LNG, LPG and crude oil marine transportation services under long-term, fixed-rate time-charter contracts with major energy and utility companies through its fleet of 15 LNG carriers, six LPG carriers and eight Suezmax class crude oil tankers. Two of the 15 LNG carriers are newbuildings scheduled for delivery between late-2008 and early-2009. Five of the six LPG carriers are newbuildings scheduled for delivery in 2009 and 2010.
Teekay LNG Partners’ common units trade on the New York Stock Exchange under the symbol “TGP”.
Conference Call
Teekay LNG plans to host a conference call at 2:00 p.m. ET on Tuesday, November 25, 2008, to discuss the Partnership’s restated results. In addition, the Partnership will take the opportunity to discuss key elements of its financial position and outlook. All unitholders and interested parties are invited to listen to the live conference call at www.teekaylng.com or by dialing (866) 322-8032, or (416) 640-3406 if outside North America, and quoting confirmation code 3198467. The Partnership plans to make available a recording of the conference call until midnight December 2, 2008 by dialing (888) 203-1112 or (647) 436-0148, and entering access code 3198467, or via the Partnership’s web site until December 24, 2008.
An investor presentation to accompany this conference call will be made available on the Partnership’s web site at www.teekaylng.com prior to the start of the call.
For Investor Relations enquiries contact:
Kent Alekson
Tel: +1 (604) 609-6442
For Media enquiries contact:
Alana Duffy
Tel: +1 (604) 844-6605
Web site: www.teekaylng.com
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TEEKAY LNG PARTNERS L.P.
SUMMARY RESTATED CONSOLIDATED STATEMENT OF INCOME
(in thousands of U.S. dollars, except unit data)

	Three Months Ended June 30, 2008
		Adjustments
				Gross-up
	As Previously	Derivative	Dropdown	Presentation	As
	Reported	Instruments (1)	Predecessor (2)	and Other (3)	Restated
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

VOYAGE REVENUES (4)	$71,592	$(9,276)	—	—	$62,316

OPERATING EXPENSES
Voyage expenses	649	—	—	—	649
Vessel operating expenses	20,792	—	—	—	20,792
Depreciation and amortization	18,872	—	—	—	18,872
General and administrative	5,745	—	—	—	5,745

	46,058	—	—	—	46,058

Income from vessel operations	25,534	(9,276)	—	—	16,258

OTHER ITEMS
Interest (expense) gain (5)	(29,602)	74,328	—	(4,330)	40,396
Interest income (loss) (6)	12,828	(23,183)	—	4,330	(6,025)
Foreign exchange loss	(29)	—	—	—	(29)
Other income (loss) — net	17	(559)	—	—	(542)

Income before non-controlling interest	8,748	41,310	—	—	50,058
Non-controlling interest	(1,114)	(18,526)	—	1,298	(18,342)

Net income	$7,634	$22,784	—	$1,298	$31,716

Limited partners’ units outstanding:
Weighted-average number of common units outstanding
- Basic and diluted	29,899,726				29,494,930
Weighted-average number of subordinated units outstanding
- Basic and diluted	12,629,633				13,034,429
Weighted-average number of total units outstanding
- Basic and diluted	42,529,359				42,529,359

(1)	Please refer to “Restatement for Accounting under SFAS 133” included in this release.

(2)	Please refer to “Restatement for Changes to Accounting for Dropdown Transactions” included in this release.

(3)	Please refer to “Restatement for Gross-up Presentation of RasGas Joint Ventures and Other” included in this release.

(4)	Restated voyage revenues includes $9.3 million of unrealized losses for the three months ended June 30, 2008 relating to the change in fair value of a profit sharing swap agreement between the Partnership and Teekay for the Toledo Spirit time charter contract.

(5)	Restated interest (expense) gain includes $76.2 million of unrealized gains for the three months ended June 30, 2008 relating to the change in fair value of interest rate swap agreements that do not qualify for hedge accounting.

(6)	Restated interest income (loss) includes $23.2 million of unrealized losses for the three months ended June 30, 2008 relating to the change in fair value of the Partnership’s non-designated RasGas II defeasance deposit interest rate swap agreements that do not qualify for hedge accounting.
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TEEKAY LNG PARTNERS L.P.
SUMMARY RESTATED CONSOLIDATED STATEMENT OF LOSS
(in thousands of U.S. dollars, except unit data)

	Three Months Ended March 31, 2008
		Adjustments
				Gross-up
	As	Derivative	Dropdown	Presentation	As
	Reported	Instruments (1)	Predecessor (2)	and Other (3)	Restated
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

VOYAGE REVENUES (4)	$66,022	$(2,694)	10,283	—	$73,611

OPERATING EXPENSES
Voyage expenses	295	—	113	—	408
Vessel operating expenses	15,400	—	3,007	—	18,407
Depreciation and amortization	16,072	—	2,718	—	18,790
General and administrative	3,960	—	495	—	4,455

	35,727	—	6,333	—	42,060

Income from vessel operations	30,295	(2,694)	3,950	—	31,551

OTHER ITEMS
Interest expense (5)	(33,058)	(64,791)	(3,055)	(4,631)	(105,535)
Interest income (6)	11,947	26,213	—	4,631	42,791
Foreign exchange loss	(33,891)	—	—	—	(33,891)
Other (loss) income — net	(388)	243	—	—	(145)

Loss (income) before non-controlling interest	(25,095)	(41,029)	895	—	(65,229)
Non-controlling interest	95	23,244	—	(333)	23,006

Net loss (income)	$(25,000)	$(17,785)	$895	$(333)	$(42,223)

Limited partners’ units outstanding:
Weighted-average number of common units outstanding
- Basic and diluted	22,540,547				22,540,547
Weighted-average number of subordinated units outstanding
- Basic and diluted	14,734,572				14,734,572
Weighted-average number of total units outstanding
- Basic and diluted	37,275,119				37,275,119

(1)	Please refer to “Restatement for Accounting under SFAS 133” included in this release.

(2)	Relates to the results of the Dropdown Predecessor (as at June 30, 2008) for the Polar Spirit and Arctic Spirit from January 1 to March 31, 2008, when the vessels were under the common control of Teekay prior to their acquisition by Teekay LNG. Please refer to “Restatement for Changes to Accounting for Dropdown Transactions” included in this release.

(3)	Please refer to “Restatement for Gross-up Presentation of RasGas Joint Ventures and Other” included in this release.

(4)	Restated voyage revenues includes $2.7 million of unrealized losses for the three months ended March 31, 2008 relating to the change in fair value of a profit sharing swap agreement between the Partnership and Teekay for the Toledo Spirit time charter contract.

(5)	Restated interest expense includes $67.3 million of unrealized losses for the three months ended March 31, 2008 relating to the change in fair value of interest rate swap agreements that do not qualify for hedge accounting.

(6)	Restated interest income includes $26.2 million of unrealized gains for the three months ended March 31, 2008 relating to the change in fair value of the Partnership’s non-designated RasGas II defeasance deposit interest rate swap agreements that do not qualify for hedge accounting.
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TEEKAY LNG PARTNERS L.P.
SUMMARY RESTATED CONSOLIDATED STATEMENT OF INCOME
(in thousands of U.S. dollars, except unit data)

	Three Months Ended June 30, 2007
		Adjustments
				Gross-up
	As	Derivative	Dropdown	Presentation	As
	Reported	Instruments (1)	Predecessor (2)	and Other (3)	Restated
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

VOYAGE REVENUES (4)	$65,282	$13,035	—	—	$78,317

OPERATING EXPENSES
Voyage expenses	274	—	—	—	274
Vessel operating expenses	13,930	—	—	—	13,930
Depreciation and amortization	16,555	—	—	—	16,555
General and administrative	3,759	—	—	—	3,759

	34,518	—	—	—	34,518

Income from vessel operations	30,764	13,035	—	—	43,799

OTHER ITEMS
Interest (expense) gain (5)	(35,819)	67,551	—	(4,079)	27,653
Interest income (loss) (6)	13,020	(27,047)	—	4,079	(9,948)
Foreign exchange loss	(5,682)	—	—	—	(5,682)
Other loss — net	(271)	(558)	—	—	(829)

Income before non-controlling interest	2,012	52,981	—	—	54,993
Non-controlling interest	449	(13,740)	—	(277)	(13,568)

Net income	$2,461	$39,241	—	$(277)	$41,425

Limited partners’ units outstanding:
Weighted-average number of common units outstanding
- Basic and diluted	21,327,360				21,327,360
Weighted-average number of subordinated units outstanding
- Basic and diluted	14,734,572				14,734,572
Weighted-average number of total units outstanding
- Basic and diluted	36,061,932				36,061,932

(1)	Please refer to “Restatement for Accounting under SFAS 133” included in this release.

(2)	Please refer to “Restatement for Changes to Accounting for Dropdown Transactions” included in this release.

(3)	Please refer to “Restatement for Gross-up Presentation of RasGas Joint Ventures and Other” included in this release.

(4)	Restated voyage revenues includes $13.0 million of unrealized gains for the three months ended June 30, 2007 relating to the change in fair value of a profit sharing swap agreement between the Partnership and Teekay for the Toledo Spirit time charter contract.

(5)	Restated interest (expense) gain includes $63.6 million of unrealized gains for the three months ended June 30, 2007 relating to the change in fair value of interest rate swap agreements that do not qualify for hedge accounting.

(6)	Restated interest income (loss) includes $27.0 million of unrealized losses for the three months ended June 30, 2007 relating to the change in fair value of the Partnership’s non-designated RasGas II defeasance deposit interest rate swap agreements that do not qualify for hedge accounting.
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TEEKAY LNG PARTNERS L.P.
SUMMARY RESTATED CONSOLIDATED STATEMENT OF LOSS
(in thousands of U.S. dollars, except unit data)

	Six Months Ended June 30, 2008
		Adjustments
				Gross-up
	As Previously	Derivative	Dropdown	Presentation	As
	Reported	Instruments (1)	Predecessor (2)	and Other (3)	Restated
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

VOYAGE REVENUES (4)	$137,614	$(11,970)	$10,283	—	$135,927

OPERATING EXPENSES
Voyage expenses	944	—	113	—	1,057
Vessel operating expenses	36,192	—	3,007	—	39,199
Depreciation and amortization	34,944	—	2,718	—	37,662
General and administrative	9,705	—	495	—	10,200

	81,785	—	6,333	—	88,118

Income from vessel operations	55,829	(11,970)	3,950	—	47,809

OTHER ITEMS
Interest (expense) gain (5)	(62,660)	9,537	(3,055)	(8,961)	(65,139)
Interest income (6)	24,775	3,030	—	8,961	36,766
Foreign exchange loss	(33,920)	—	—	—	(33,920)
Other loss — net	(371)	(316)	—	—	(687)

(Loss) income before non-controlling interest	(16,347)	281	895	—	(15,171)
Non-controlling interest	(1,019)	4,718	—	965	4,664

Net (loss) income	$(17,366)	$4,999	$895	$965	$(10,507)

Limited partners’ units outstanding:
Weighted-average number of common units outstanding
- Basic and diluted	26,220,136				26,017,738
Weighted-average number of subordinated units outstanding
- Basic and diluted	13,682,103				13,884,501
Weighted-average number of total units outstanding
- Basic and diluted	39,902,239				39,902,239

(1)	Please refer to “Restatement for Accounting under SFAS 133” included in this release.

(2)	Relates to the results of the Dropdown Predecessor for two vessels, the Polar Spirit and Arctic Spirit, from January 1, 2008 to March 31, 2008 when the vessels were under the common control of Teekay prior to their acquisition by Teekay LNG. Please refer to “Restatement for Changes to Accounting for Dropdown Transactions” included in this release.

(3)	Please refer to “Restatement for Gross-up Presentation of RasGas Joint Ventures and Other” included in this release.

(4)	Restated voyage revenues includes $12.0 million of unrealized losses for the six months ended June 30, 2008 relating to the change in fair value of a profit sharing swap agreement between the Partnership and Teekay for the Toledo Spirit time charter contract.

(5)	Restated interest (expense) gain includes $8.9 million of unrealized gains for the six months ended June 30, 2008 relating to the change in fair value of interest rate swap agreements that do not qualify for hedge accounting.

(6)	Restated interest income includes $3.0 million of unrealized gains for the six months ended June 30, 2008 relating to the change in fair value of the Partnership’s non-designated RasGas II defeasance deposit interest rate swap agreements that do not qualify for hedge accounting.
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TEEKAY LNG PARTNERS L.P.
SUMMARY RESTATED CONSOLIDATED STATEMENT OF INCOME
(in thousands of U.S. dollars, except unit data)

	Six Months Ended June 30, 2007
		Adjustments
				Gross-up
	As	Derivative	Dropdown	Presentation	As
	Reported	Instruments (1)	Predecessor (2)	and Other (3)	Restated
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

VOYAGE REVENUES (4)	$123,611	$14,408	—	—	$138,019

OPERATING EXPENSES
Voyage expenses	540	—	—	—	540
Vessel operating expenses	27,751	—	—	—	27,751
Depreciation and amortization	32,374	—	—	—	32,374
General and administrative	7,277	—	—	—	7,277

	67,942	—	—	—	67,942

Income from vessel operations	55,669	14,408	—	—	70,077

OTHER ITEMS
Interest (expense) gain (5)	(66,166)	75,905	—	(6,926)	2,813
Interest income (loss) (6)	24,117	(31,108)	—	6,926	(65)
Foreign exchange loss	(10,482)	—	—	—	(10,482)
Other loss — net	(791)	(754)	—	—	(1,545)

Income before non-controlling interest	2,347	58,451	—	—	60,798
Non-controlling interest	1,516	(13,235)	—	(1,189)	(12,908)

Net income (loss)	$3,863	$45,216	—	$(1,189)	$47,890

Limited partners’ units outstanding:
Weighted-average number of common units outstanding
- Basic and diluted	20,786,956				20,786,956
Weighted-average number of subordinated units outstanding
- Basic and diluted	14,734,572				14,734,572
Weighted-average number of total units outstanding
- Basic and diluted	35,521,528				35,521,528

(1)	Please refer to “Restatement for Accounting under SFAS 133” included in this release.

(2)	Please refer to “Restatement for Changes to Accounting for Dropdown Transactions” included in this release.

(3)	Please refer to “Restatement for Gross-up Presentation of RasGas Joint Ventures and Other” included in this release.

(4)	Restated voyage revenues includes $14.4 million of unrealized gains for the six months ended June 30, 2007 relating to the change in fair value of a profit sharing swap agreement between the Partnership and Teekay for the Toledo Spirit time charter contract.

(5)	Restated interest (expense) gain includes $70.9 million of unrealized gains for the six months ended June 30, 2007 relating to the change in fair value of interest rate swap agreements that do not qualify for hedge accounting.

(6)	Restated interest income (loss) includes $31.1 million of unrealized losses for the six months ended June 30, 2007 relating to the change in fair value of the Partnership’s non-designated RasGas II defeasance deposit interest rate swap agreements that do not qualify for hedge accounting.
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TEEKAY LNG PARTNERS L.P.
SUMMARY RESTATED CONSOLIDATED BALANCE SHEET
(in thousands of U.S. dollars)

	As at June 30, 2008
		Adjustments
				Gross-up
	As Previously	Derivative	Dropdown	Presentation	As
	Reported	Instruments (1)	Predecessor (2)	and Other (3)	Restated
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	78,811	—	—	—	78,811
Restricted cash — current	33,520	—	—	—	33,520
Other current assets	17,385	—	—	22,674	40,059
Restricted cash — long-term	661,608	—	—	—	661,608
Vessels and equipment	1,810,796	—	—	—	1,810,796
Advances on newbuilding contracts	322,897	—	—	—	322,897
Other assets	506,380	—	—	465,209	971,589
Intangible assets	146,370	—	—	—	146,370
Goodwill	39,279	—	—	—	39,279

Total Assets	3,617,046	—	—	487,883	4,104,929

LIABILITIES AND PARTNERS’ EQUITY
Accounts payable and accrued liabilities	62,929	—	—	3,402	66,331
Current portion of long-term debt and capital leases	206,609	—	—	(99,203)	107,406
Current portion of long-term debt related to newbuilding vessels to be delivered	47,226	—	—	4,656	51,882
Advances from affiliates and joint venture partners	105,364	—	—	—	105,364
Long-term debt and capital leases	2,012,323	—	—	435,080	2,447,403
Long-term debt related to newbuilding vessels to be delivered	234,708	—	—	144,354	379,062
Other long-term liabilities	66,915	(1,800)	—	5,903	71,018
Non-controlling interest	58,287	—	—	(10,991)	47,296
Partners’ equity	822,685	1,800	—	4,682	829,167

Total Liabilities and Partners’ Equity	3,617,046	—	—	487,883	4,104,929

(1)	Please refer to “Restatement for Accounting under SFAS 133” included in this release.

(2)	Please refer to “Restatement for Changes to Accounting for Dropdown Transactions” included in this release.

(3)	Please refer to “Restatement for Gross-up Presentation of RasGas Joint Ventures and Other” included in this release.
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TEEKAY LNG PARTNERS L.P.
SUMMARY RESTATED CONSOLIDATED BALANCE SHEET
(in thousands of U.S. dollars)

	As at December 31, 2007
		Adjustments
				Gross-up
	As	Derivative	Dropdown	Presentation	As
	Reported	Instruments (1)	Predecessor (2)	and Other (3)	Restated
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	91,891	—	—	—	91,891
Restricted cash — current	26,662	—	—	—	26,662
Other current assets	21,709	—	400	7,512	29,621
Restricted cash — long-term	652,567	—	—	—	652,567
Vessels and equipment	1,595,731	—	229,068	—	1,824,799
Advances on newbuilding contracts	240,773	—	—	—	240,773
Other assets	407,264	—	—	354,825	762,089
Intangible assets	150,935	—	—	—	150,935
Goodwill	39,279	—	—	—	39,279

Total Assets	3,226,811	—	229,468	362,337	3,818,616

LIABILITIES AND PARTNERS’ EQUITY
Accounts payable and accrued liabilities	42,587	—	208	—	42,795
Current portion of long-term debt and capital leases	187,635	—	—		187,635
Current portion of long-term debt related to newbuilding vessels to be delivered	27,153	—	—	7,512	34,665
Advances from affiliates and joint venture partners	40,950	—	228,142	—	269,092
Long-term debt and capital leases	1,586,073	—	—	—	1,586,073
Long-term debt related to newbuilding vessels to be delivered	421,536	—	—	353,082	774,618
Other long-term liabilities	63,437	—	—	9,631	73,068
Non-controlling interest	158,077	—	—	(16,699)	141,378
Partners’ equity	699,363	—	1,118	8,811	709,292

Total Liabilities and Partners’ Equity	3,226,811	—	229,468	362,337	3,818,616

(1)	Please refer to “Restatement for Accounting under SFAS 133” included in this release.

(2)	Relates to the results of the Dropdown Predecessor (based on Form 6-K for the quarter ended June 30, 2008, to be furnished with the SEC no later than December 5, 2008) for the Polar Spirit and Arctic Spirit as at December 31, 2007, when the vessels were under the common control of Teekay prior to their acquisition by Teekay LNG. Please refer to “Restatement for Changes to Accounting for Dropdown Transactions” included in this release.

(3)	Please refer to “Restatement for Gross-up Presentation of RasGas Joint Ventures and Other” included in this release.
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TEEKAY LNG PARTNERS L.P.
SUMMARY RESTATED CONSOLIDATED STATEMENT OF CASH FLOWS
(in thousands of U.S. dollars)

	For the Six Months Ended June 30, 2008
		Adjustments
				Gross-up
	As Previously	Derivative	Dropdown	Presentation	As
	Reported	Instruments (1)	Predecessor (2)	and Other (3)	Restated
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES

Net operating cash flow	66,195	—	4,497	(5,431)	65,261

FINANCING ACTIVITIES
Excess of purchase price over the contributed basis of Teekay Nakilat (III) Holdings Corporation	—	—	—	(12,192)	(12,192)
Distribution to Teekay Corporation for the purchase of Kenai LNG carriers	—	—	(230,000)	—	(230,000)
Proceeds from long-term debt	491,503	—	—	124,293	615,796
Capitalized loan costs	(1,329)	—	—	—	(1,329)
Scheduled repayments of long-term debt and capital leases	(22,928)	—	—	—	(22,928)
Prepayments of long-term debt	(245,000)	—	—	—	(245,000)
Decrease in restricted cash	1,228	—	—	—	1,228
Net advances from affiliates	8,140	—	(7,778)	—	362
Net advances from joint venture partners	593	—	—	—	593
Cash distributions paid	(45,026)	—	—	—	(45,026)
Proceeds from issuance of units	202,519	—	—	—	202,519
Equity distribution from Teekay Corporation	—	—	3,281	—	3,281

Net financing cash flow	389,700	—	(234,497)	112,101	267,304

INVESTING ACTIVITIES
Advances to joint venture	(87,198)	—	—	(124,293)	(211,491)
Receipt of Spanish re-investment tax credit	—	—	—	5,431	5,431
Return of capital of Teekay BLT Corporation to Teekay Corporation	(19,600)	—	—	—	(19,600)
Purchase of Teekay Nakilat (III) Holdings Corporation	(49,095)	—	—	12,192	(36,903)
Purchase of Kenai LNG carriers	(230,000)	—	230,000	—	—
Expenditures for vessels and equipment	(83,082)	—	—	—	(83,082)

Net investing cash flow	(468,975)	—	230,000	(106,670)	(345,645)

Decrease in cash and cash equivalents	(13,080)	—	—	—	(13,080)
Cash and cash equivalents, beginning of the period	91,891	—	—	—	91,891

Cash and cash equivalents, end of the period	78,811	—	—	—	78,811

(1)	Please refer to “Restatement for Accounting under SFAS 133” included in this release.

(2)	Relates to classification adjustments for the Dropdown Predecessor for two vessels, the Polar Spirit and Arctic Spirit, from January 1 to March 31, 2008, when the vessels were under the common control of Teekay prior to their acquisition by Teekay LNG. Please refer to “Restatement for Changes to Accounting for Dropdown Transactions” included in this release.

(3)	Please refer to “Restatement for Gross-up Presentation of RasGas Joint Ventures and Other” included in this release.
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TEEKAY LNG PARTNERS L.P.
APPENDIX A — RESTATED RECONCILIATION OF NON-GAAP FINANCIAL MEASURE
(in thousands of U.S. dollars)

Description of Non-GAAP Financial Measure — Distributable Cash Flow (DCF)
Distributable cash flow represents net income adjusted for depreciation and amortization expense, non-controlling interest, non-cash items, estimated maintenance capital expenditures, gains and losses on vessel sales, income taxes and foreign exchange related items. Unrealized gains and losses on derivative instruments that do not qualify for hedge accounting are non-cash items to the Partnership and thus, have no impact on the Partnership’s distributable cash flow. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets.
Distributable cash flow is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is not required by United States generally accepted accounting principles and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by United States generally accepted accounting principles. The table below reconciles distributable cash flow to net income.

	Three Months Ended June 30, 2008
		Adjustments
			Gross-up
	As Previously	Derivative	Presentation	As
	Reported	Instruments (1)	and Other (2)	Restated
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net Income	7,634	22,784	1,298	31,716
Add:
Depreciation and amortization	18,872	—	—	18,872
Non-controlling interest	1,114	18,526	(1,298)	18,342
Foreign exchange loss	29	—	—	29
Non-cash interest expense and other	5,438	(41,869)	—	(36,431)
Equity loss of RasGas 3 joint venture	1,627	—	—	1,627
Income tax expense	—	559	—	559
Less:
Estimated maintenance capital expenditures	7,151	—	—	7,151
Income tax recovery	551	—	—	551
Partnership’s share of RasGas 3 DCF before estimated maintenance capital expenditures	934	—	—	934

Distributable Cash Flow before Non-Controlling Interest	26,078	—	—	26,078

Non-controlling interests’ share of DCF before estimated maintenance capital expenditures	(1,678)	—	—	(1,678)

Distributable Cash Flow	24,400	—	—	24,400

(1)	Results are net of non-controlling interest. Please refer to “Restatement for Accounting under SFAS 133” included in this release.

(2)	Please refer to “Restatement for Gross-up Presentation of RasGas Joint Ventures and Other” included in this release.
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TEEKAY LNG PARTNERS L.P.
APPENDIX B — SUMMARY OF RESTATED AND RETROACTIVELY ADJUSTED
FINANCIAL RESULTS
(in thousands of U.S. dollars)

The table below summarizes the impact on the Partnership’s previously reported net income for fiscal years ended December 31, 2003 through 2007, as a result of the restatements described in this release under “Restatement for Accounting under SFAS 133”, “Restatement for Changes to Accounting for Dropdown Transactions” and “Restatement for Gross-up Presentation of RasGas Joint Ventures and Other”. Retroactive adjustments to reflect the results of the Dropdown Predecessor based on the acquisitions completed by the Partnership as of December 31, 2007.

	Net Income (Loss)
	Year Ended December 31,
	2007	2006	2005	2004	2003
(in thousands of US dollars)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

As Previously Reported	$(9,438)	$(9,591)	$79,547	$(68,231)	$(59,432)
Adjustments:
Derivative Instruments (1)	35,210	22,654	(22,676)	(43,678)	—
Dropdown Predecessor (2)	—	(123)	4,971	9,824	3,096
Gross-up Presentation and Other (3)	(630)	(1,811)	—	—	—

As Restated	$25,142	$11,129	$61,842	$(102,085)	$(56,336)

(1)	Relates to unrealized gains (losses) as a result of the change in fair value of certain derivative instruments. Results are net of non-controlling interest. Please refer to “Restatement for Accounting under SFAS 133” included in this release.

(2)	Relates to the results of the Dropdown Predecessor for the following vessels and periods, when the vessels were under the common control of Teekay but prior to their acquisition by Teekay LNG: African Spirit from November 10, 2003 to November 22, 2005; European Spirit from September 26, 2003 to November 22, 2005; Asian Spirit from January 5, 2004 to November 22, 2005; Granada Spirit from December 6, 2004 to May 9, 2005; and Dania Spirit from April 1, 2003 to December 31, 2006. Please refer to “Restatement for Changes to Accounting for Dropdown Transactions” included in this release.

(3)	Please refer to “Restatement for Gross-up Presentation of RasGas Joint Ventures and Other” included in this release.
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